Exhibit 99.2

Fusion Fuel Green PLC Announces Forthcoming Annual General Meeting

DUBLIN, Ireland – June 4, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”) today announced that it will hold its Annual General Meeting (“AGM”) on June 25, 2025, at 2:00 PM (Dublin time) at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Shareholders are encouraged to review the Notice of AGM, which has been furnished to the U.S. Securities and Exchange Commission (“SEC”) with a Report on Form 6-K and mailed to all shareholders of record as of May 30, 2025. The Notice outlines six proposals submitted by the Board of Directors for shareholder approval.

Among the items on the agenda is a proposal to authorize a reverse share split of the Company’s Class A Ordinary Shares at a ratio within a range of 4-to-1 and 40-to-1 to be determined by the Board. This measure is intended to regain compliance with The Nasdaq Stock Market LLC (“Nasdaq”) minimum bid price requirement of $1.00 per share.

John-Paul Backwell, CEO of Fusion Fuel, commented: “Holding the AGM and obtaining shareholder approval of the proposed reverse share split will reaffirm to the market that Fusion Fuel is steadily progressing towards its goals of fully regaining compliance with Nasdaq listing requirements. With continued strong growth alongside promising strategic acquisition opportunities, we believe the Company is well on its way towards long-term sustainability and shareholder value.”

Fusion Fuel remains committed to its strategy of sustainable growth and operational resilience and looks forward to engaging with shareholders at the upcoming AGM.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a growing energy company providing engineering, advisory, and fuel distribution solutions through its brands Al Shola Gas and BrightHy. The Company services clients across commercial, residential, and industrial sectors and is actively expanding into new verticals and geographies to support energy transition and infrastructure resilience.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact
ir@fusion-fuel.eu
www.fusion-fuel.eu